4:

On November 2, 2006, the class action complaint entitled Gilliam, et al. v. Fidelity Management & Research Co., FMR Co., Inc., FMR Corp., Fidelity Distributors Corp. et al. was voluntarily dismissed by the parties. The complaint was filed in the U.S. District Court for the District of Massachusetts on July 19, 2004 alleging, among other things, that the defendants failed to disclose revenue sharing and fund portfolio brokerage practices adequately in the prospectuses of certain Fidelity funds. The complaint, which named over 200 Fidelity funds as nominal defendants, sought unspecified damages. Four additional lawsuits making similar allegations have been filed, and other similar cases may be filed in the future.